ALSTON&BIRD LLP

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

June 28, 2011

VIA

EDGAR

Filing Desk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Northern Lights Fund Trust II (File Nos 333-174926; 811-22549): Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Alternative Strategies Mutual Fund and the Two Oaks Diversified Growth and Income Fund, accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is a copy of Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A.

The Trust’s initial filing on Form N-1A and Pre-Effective Amendment No. 1 contained the following additional series:  the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund and the Hundredfold Select Equity Fund.  Those series have been removed from this filing.  It is the Trust’s intent to re-file those series in a post-effective amendment to its Registration Statement as soon as possible after the Trust’s Registration Statement is declared effective and to request expedited review and effectiveness of those series.

As requested by the staff, the Trust represents (and has also made an undertaking to this effect) that it will not sell its shares to the general public until after the transfer of assets contemplated by the Agreement and Plan of Reorganization by and among Trust for Professional Managers (“TPM”), with respect to the Alternative Strategies Fund, a separate series of TPM, the Trust, on behalf of the Alternative Strategies Fund, a separate series of the Trust, and Ascentia Capital Partners LLC dated May 17, 2011 filed as exhibit (h)(8) to the Registration Statement.  Additionally, response letters to staff comments were previously filed on June 23, 2011 and June 24, 2011.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/  David J. Baum

David J. Baum